INVEST IN **BABYVEND**

Changing the way families travel by providing the supplies they need on the go🍼

PITCH VIDEO INVESTOR PANEL


enjoy!

babyvendunlimited.com Anchorage AK

Technology | Hardware | Retail | Social Impact | Travel

LEAD INVESTOR

Jenny Tolan

As a mother of 3 young ones, this product is literally a gamechanger and lifesaver for me and my family, and I know millions of other traveling parents across the world will feel the same. BabyVend has identified a major gap in the market and a painpoint for families everywhere and has executed an incredible solution (all during a pandemic no less). The growth opportunity for BabyVend is enormous, and Jasmin is an incredible leader and founder. I am so thrilled to support her business and the growth of this brilliant company.

Invested $20,000 this round

Highlights

1. Established business with diverse locations doing an average of 771 transactions per month 📈.
2. 🏆 An award-winning founder with extensive business development and management experience.
3. A socially conscience company with a mission to make money and give back to those in need
4. 🌱 The opportunity to scale with over 10 locations pending on the waiting list.

4. 🌱 The opportunity to scale with over 10 locations pending on the waiting list.

5. Founder goals to diversity offerings to include "on board" product sales
6. Black owned, woman owned, and parent owned business

Our Team



Jasmin Smith Founder/CEO

Named Alaska Top 40 Under 40 for entrepreneurship for the state, business was covered in Vending



Times, Black Enterprise, CNBC , The Points Guy and more.

Because I am single mom with 7 year old twins who started this company out of need when I found myself stuck with no supplies and crying babies and stressed to the max thinking about all the things I needed to pack and wondering what I would while on the way to our destination. I live this life daily and understand first hand and see a huge gap.



Don Poynter Creative Director

Award winning graphic designer, marketing and brand specialist with a diverse nationwide portfolio.

Camilo Ortiz Operations Director



Sharita Napper Sales and Customer Relations Associate

Entrepreneur, award winning marketing professional and top rated customer service rep. Featured in the 49th Degree Magazine, Teen Vogue online and Refinery 29.

Eli Andrews Tech Associate

Shelby Wilson Community Relations & Special Projections

Bryon Jennings SEO, Web and Strategy Partner

Kasha Poynter

Award winning graphic designer, marketing and brand specialist with a diverse nationwide portfolio.

THIS IS US!





Baby Vend- How it came to be

My name is Jasmin Smith and I am a single mother of twins who resides in Anchorage Alaska in what was named by CNN as the most diverse neighborhood in America (Mountain View). I started Baby Vend when my son used his last diaper while out Christmas shopping. I found myself stuck in the mall with a cart full of presents that needed to be paid for. I realized my choice was to leave immediately or figure out a solution. At that moment I realized how frustrating this scenario could be for other families and lactating mothers. I decided I wanted to help and create a company that centers around ensuring no family is left somewhere without access to supplies. I gathered up my friends and asked them if they were down to join me on this new journey and they said yes! Together we decided to ensure no family was left without the supplies they needed, no matter the location. After researching the market and seeing what was available and where we could fit in, we found a niche and launched! We promised ourselves to grow this company to the highest level for our kids and other families in need and create custom vending and product solutions that reach wherever traveling families find themselves.





Why Support Us?

Your support is directly tied to the goals and dreams of a founder and team with a story just like yours who developed this business from the group and has taken the steps to see it grow to the highest potential. Your support will allow us to accomplish 3 things.

1. Upgrading our machines to a newer model that will allow us to serve the many families that now rely on Baby Vend. By getting new machines we will be able to serve more families as efficiently as possible because we will have machines that feature

- More capacity for products
- Easier transactions for the families
- A new range of products
- More size offerings to fit in our machines and products in diverse spaces

By having upgraded machines we will be able to accommodate the requests for more locations and ensure the easiest transaction possible (thus improving customer experiences). We are happy with our current locations but look forward to growing to become truly nationwide and bringing down the numbers on our waiting list.

2. We also want to add a full-time sales and business development position to our team. This will allow to have a designated department to service new and current locations and strategic partnerships and ensure the best onboarding and training experience.

3. Further development of our "onboard" product offerings to service customers on planes, trains, boats, buses, etc.


JCPenney
JCPenney
CHANGING
THE WAY


FAMILIES
TRAVEL
ENJOY!
RETRIEVE PRODUCT HERE
BabyVend


BabyVend
CHANGING
THE WAY
FAMILIES
TRAVEL
ENJOY!
RETRIEVE PRODUCT HERE
BabyVend

This campaign is important because it allow us to improve our machine technology and business processes but it will also allow us to serve more families in more locations (currently we have a waiting list and this support will help us get all off the placed).

Our goal or beyond will allow us to purchase

- our desired further customized machine

- research and development to finalize our "onboard" products
- hire a sales and business development coordinator to ensure the goals/processes/procedure/image of the company support new and existing locations and machine operators and encourage long term ownership


BABYVEND
CHANGING THE WAY FAMILIES TRAVEL
dimond center
BABYVEND
ENJOY!
BABYVEND

For traveling families, this will be a game-changer.

Not only will these machines make it easier for families to travel and add a sense of security but they will also lead to economic opportunities for individuals looking to run their own machine in their community. Families (mine included) will be able to enjoy the time together vs. stressing about what they did or did not pack. Families will be able to plan for their trip and know that the customized products and travel information that they need will be in all locations of trip.





We Have Made An Impact Already

- Currently in 4 travel industry locations
- social media support tripled in a 3 month period of time to include posts with engagement from over 30,000 people.
- News coverage in over 10 states and 2 countries to include Black Enterprise, CNBC, Blacknews, American Way Magazine, The Points Guy and more
- Machines located in 9 states and 27 cities
- Machines requested in an additional 6 states
- Offices in Anchorage Alaska, Fairbanks Alaska and Atlanta, Georgia
- Strong web presence (we are the top ranked and googled company)
- Community give back supporting homeless families and pregnant mothers and families


Customer Feedback And Press Coverage
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Baby Vend is feeling excited.
Apr 22 at 12:17 AM
We are pleased to submit our application and travel to Louisville Kentucky on Sunday April 28th to partake in the season 11 Shark Tank casting call. Your support will allow us to send our team and wow casting directors with beautiful, strategic and meaningful marketing materials to pitch our product and represent our great state with the ultimate goal of getting on air.
#supportlocal
#907strong
#ittakesacommunity
#Alaskarocks
Anchorage Economic Development Corporation shared a post.
Jun 5 at 3:30 PM
Local business, support for growing Anchorage families, and downright feel-good entrepreneurship... Baby Vend has it all. Check out this feature from KTVA to get the details.
Amanda Pugh ▸ Baby Vend
Sep 1 at 9:52 PM
just have to say I think this would be wonderful to have at the state fair next year Excited to see your company grow.
Kayla R. Green was attending Baby Vend Presents Family Day Out: The Lion King Movie Showing.
Jul 21 at 1:52 PM
Sold out event! Great job Baby Vend, Jasmin Smith, and everyone who helped! Thank you to our community for continuous support!
Rachel Saldana
Aug 15 at 10:43 PM
Well nothing like getting to your gate for your flight and realizing you don't have baby bottles and wipes for a five hour flight. Seriously almost had a breakdown and just want to say thank you to the genius that invented this vending machine!!! We were able to buy wipes and baby bottles.
Tulsa's Channel 8 - KTUL
Jun 7 at 3:04 AM
A mother in Alaska has created Baby Vend, a vending machine with baby supplies, after she was in the airport and ran out of diapers.
"PAYLESS WITH BAYLESS"
Alaskan mom creates baby supply vending machine
KNBA 90.3 FM
Oct 27, 2017 at 8:27 AM
Coming up on Morning Line - entrepreneurship in Our Community Baby Vend and a fantastic weekend event at the Alaska Native Heritage Center!

Risks & Challenges

Because we are currently operating the prototype machines we have been able to successfully document and address issues with our current machines and areas for improvement. By getting new machines we will solve these hurdles which included:

- not having enough room in the machine to handle the product demand

- More flexible to vend items that have unconventional packaging
- An easier to navigate user interface
- Expanded team, our team is jack of all trades crew that jumps in where we need to but this funding will allow us to further develop our departments and organizational structure to support the influx of machine requests. We are growing quickly but want to scale responsibility



"Everything we do is for our families and families just like yours! It's a movement and we need your help. Help us change the way families travel and make a postive impact on our community by supporting our growth and development which will lead to other successful businesses and job creation nationwide." - Founder Jasmin Smith

Come Visit us on Facebook, Twitter, Instagram or visit our website.

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